EXHIBIT 99.2

China Xiniya Fashion Limited Announces Name and Ticker Symbol Change

WUHAN, CHINA—March 2, 2018—China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE AMERICAN:XNY), announced that at the Extraordinary General Meeting (EGM) held on March 1, 2018, the shareholders have approved changing the Company’s corporate name to “Dunxin Financial Holdings Limited 敦信金融控股有限公司.” The Company has reserved the ticker symbol “DXF.” The Company’s ADS will begin trading on the NYSE American under its new name “Dunxin Financial Holdings Limited” and the new trading symbol “DXF” effective as of the market open on March 5, 2018.

“We are very pleased with the results of the EGM as it aligns our Company’s name with our new strategic direction of a microfinancing lending company,” said the Company’s chairman and CEO Qizhi “Ricky” Wei.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For additional information, please contact:

China Xiniya Fashion Limited

Ms. Claire Chen

Telephone: +86-27-88569912

Email: ir@dunxin.us